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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) AND (c)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)*

                         OBJECTIVE COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674421102
                                ----------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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                                  SCHEDULE 13G

                                                             Page 2 of 5 Pages

CUSIP No. 674421102

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Steven A. Rogers

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  5          SOLE VOTING POWER



                             951,582


                  -------------------------------------------------------------
  NUMBER OF       6          SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                    None
   REPORTING
    PERSON        -------------------------------------------------------------
     WITH         7          SOLE DISPOSITIVE POWER

                             951,582

                  -------------------------------------------------------------
                  8          SHARED DISPOSITIVE POWER

                             None
-------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           951,582
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            / /
-------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.8%
-------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

                                Page 2 of 5 Pages


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                                  SCHEDULE 13G

Item 1(a)            Name of Issuer

                     Objective Communications, Inc.

Item 1(b)            Address of Issuer's Principal Executive Offices

                     75 Rochester Avenue
                     Portsmouth, New Hampshire

Item 2(a)            Name of Person Filing

                     Steven A. Rogers

Item 2(b)            Address of Principal Business Office or, if None, Residence

                     75 Rochester Avenue
                     Portsmouth, New Hampshire

Item 2(c)            Citizenship

                     United States of America

Item 2(d)            Title of Class of Securities

                     Common Stock, $0.01 par value

Item 2(e)            CUSIP No.

                     674421102

Item 3 If this statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether the person filing is a:

                     Not applicable

Item 4               Ownership (as of December 31, 1997)

                     (a)  Amount Beneficially Owned:

                              951,582


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                     (b)  Percent of Class (based on 5,676,850 shares
                          outstanding on December 31, 1997):

                              16.8%

                     (c)  Number of shares as to which such person has:

                             (i)   sole power to vote or to direct the vote

                                   951,582

                             (ii)  shared power to vote or to direct the vote

                                   None

                             (iii) sole power to dispose or to direct the
                                   disposition of

                                   951,582

                             (iv) shared power to dispose or to direct the disposition of

                                   None

           The shares shown in Item 4 consist of 889,916 held by Steven Rogers directly, 10,000 shares of Common Stock held by Mr. Rogers' son, as to which Mr. Rogers disclaims beneficial ownership; 30,000 shares of Common Stock held by Mark Rogers, Steven Rogers' brother, as custodian for Steven Rogers' three minor children, as to which Mr. Rogers disclaims beneficial ownership; 16,666 shares of Common Stock issuable upon exercise of warrants; and 5,000 shares of Common Stock issuable upon exercise of options.

Item 5               Ownership of Five Percent or Less of a Class

                     Not applicable

Item 6               Ownership of More Than Five Percent on Behalf of
                     Another Person

                     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company

                     Not applicable

Item 8               Identification and Classification of Members of the Group

                     Not applicable


                                Page 4 of 5 Pages

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Item 9               Notice of Dissolution of Group

                     Not applicable

Item 10              Certification

                     Not applicable


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 17, 1998
                                               --------------------------------
                                               (Date)


                                               /s/ Steven A. Rogers
                                               --------------------------------
                                               Steven A. Rogers
                                               President and Chief Executive
                                               Officer

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